Exhibit 99.2
Shinhan Bank, Shinhan Card and Shinhan Life resolved to pay cash dividends to Shinhan Financial Group

On February 7, 2024, the Board of Directors of Shinhan Bank, a wholly-owned bank subsidiary of Shinhan Financial Group (hereafter “SFG”), resolved to pay cash dividends of KRW 1,196,395,741,854 or KRW 754.53 per common share for the fiscal year of 2023, subject to the shareholders’ approval.

On February 7, 2024, the Board of Directors of Shinhan Card, a wholly-owned card subsidiary of SFG, resolved to pay cash dividends of KRW 310,414,641,828 or KRW 2,476 per common share for the fiscal year of 2023, subject to the shareholders’ approval.

On February 7, 2024, the Board of Directors of Shinhan Life, a wholly-owned card subsidiary of SFG, resolved to pay cash dividends of KRW 165,338,203,697 or KRW 1,430 per common share for the fiscal year of 2023, subject to the shareholders’ approval.

Since SFG wholly owns Shinhan Bank, Shinhan Card and Shinhan Life, SFG will be receiving the total dividend amounts.